Exhibit 1.2

Capitalization and indebtedness

as at 30 June 2008

	30 June 2008 € m	31 December 2007 € m
Capitalized stock
Authorized
1,160 million units of € 0.32 of ordinary stock	371	371
20 million non-cumulative preference shares of US$25 each	317	340
200 million non-cumulative preference shares of € 1.27 each	254	254
200 million non-cumulative preference shares of £ 1 each	252	273
200 million non-cumulative preference shares of Yen 175 each	210	212

	1,404	1,450

Allotted and fully paid
880 million units of € 0.32 of ordinary stock	282	282
38 million units of € 0.32 of treasury stock	12	12

	294	294

Stockholders’ equity
Called up share capital	294	294
Share premium	1,693	1,693
Other equity reserves	497	497
Capital reserves	527	527
Revaluation reserves	33	33
Available for sale securities reserves	(270)	(91)
Cash flow hedging reserves	(345)	(142)
Retained earnings	7,932	7,682
Foreign currency translation reserves	(432)	(251)
Treasury stock	(462)	(491)
Share based payment reserves	88	76

Stockholders’ equity (excluding minority interests)	9,555	9,827

Minority interests	1,395	1,351

Total stockholders’ equity	10,950	11,178

Indebtedness
Subordinated liabilities
Perpetual securities	937	972
Undated loan capital	768	813
Dated loan capital	3,227	2,651
Preference stock(1)	158	169
Debt securities in issue	43,329	41,866

Total indebtedness	48,419	46,471

Total capitalization and indebtedness	59,369	57,649

Contingent liabilities
Guarantees and irrevocable letters of credit	5,839	5,628
Other contingent liabilities	1,492	1,393

Total contingent liabilities	7,331	7,021

(1)	On July 15, 2008 preference stock was fully redeemed.